FOR IMMEDIATE RELEASE

       TTI Telecom Receives $1.5 Million Order from U.S. System Integrator

      Company to Expand Deployment with Metropolitan Area Public Authority

PETACH TIKVA, Israel - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it has received an order from a U.S.-based system integrator for the expansion and upgrade of a public authority's fiber network in a major U.S. metropolitan area. Hardware and software for this deployment, valued at approximately $1.5 million, will be delivered over the next six to twelve months, based on the implementation of the broader network.

TTI's multi-vendor, multi-technology NETRAC suite of products was selected to help incorporate Dense Wavelength Division Multiplexing (DWDM) into an existing fiber network which uses ATM, SONET and IP technologies. Netrac will manage the DWDM within this new network, enabling more efficient SONET and Ethernet routing, reducing trouble resolution time by accessing a centralized Network Management System.

David Costello, STS Project Director said, "TTI has once again proven its ability to work smoothly and effectively with multiple vendors, technologies and protocols, and their ability to meet our needs for this important installation is another example of their strength in this regard. We look forward to working with TTI's very capable, very professional team in the coming months as this project takes shape."


"We are extremely pleased to have been selected by this integrator for such a significant project," said Meir Lipshes, Chairman and CEO of TTI Telecom. "That we were selected for this network expansion speaks to the quality of our solutions and the many advantages that they carry. We believe in the strength and value that our technology brings, and are confident in our ability to capitalize on future opportunities as communications networks continue to evolve and their complexity continues to increase."

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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